Clean Bite, LLC
Financial Statements
(Unaudited)
From Inception to December 31, 2017

Table of Contents

DEL PIZZO & ASSOCIATES

Certified Public Accountants

A Professional Corporation

2098 West Chester Pike, Suite 101
Broomall, PA 19008
Telephone: 610-356-2590
Fax: 610-356-2047

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Managing Director
Clean Bite, LLC
Haverford, PA

We have reviewed the accompanying financial statements of Clean Bite, LLC (a Limited Liability Company), which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows from inception (August 7, 2017) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the "going concern" note on Page 7 certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Del Pizzo & Associates

June 15, 2018

Clean Bite, LLC

Balance Sheet
From Inception to December 31, 2017
(Unaudited)
(See Accountant's Review Report)

Assets

Current Assets		
Cash	$	600
Total Current Assets		600
Total Assets	$	600

Liabilities and Capital

Current Liabilities		
Accounts payable		-
Total Current Liabilities		-
Long-Term Debt, net of current portion		
Notes payable		600
Total Long-Term Liabilities		600
Total Liabilities		600
Partners' Capital		
Partners' Capital		-
Total Partners' Capital		-
Total Liabilities and Capital	$	600

The accompanying notes are an integral part of the financial statements.

Clean Bite, LLC

Statement of Income and Partners' Capital
From Inception to December 31, 2017
(Unaudited)
(See Accountant's Review Report)

Revenue	$ -
Expenses	
Operating expense	-
Total expenses	-
Income from operations	-
Other Income and Expense	
Other Income	-
Total Other Income	-
Net Income	-
Beginning Partners' Capital	-
Ending Partners' Capital	$ -

Clean Bite, LLC

Statement of Cash Flows

From Inception to December 31, 2017

(Unaudited)

(See Accountant's Review Report)

Cash flows from operating activities:

Net income	$	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in :		
Accounts payable		-
Net cash provided by operating activities		-
Cash flows from investing activities:		
Investment in property & equipment		-
Net cash provided by investing activities		-
Cash flows from financing activities:		
Proceeds of shareholder loans		650
Repayment of shareholder loans		(50)
Net cash used by financing activities		600
Net change in cash		600
Cash at beginning of year		-
Cash at end of year	$	600
Supplemental disclosure:		
Cash paid for interest	$	-

The accompanying notes are an integral part of the financial statemens.

HISTORY AND NATURE OF THE BUSINESS

Clean Bite, LLC (the "Company") is a limited liability company organized August 7, 2017 (inception) under the laws of the Commonwealth of Pennsylvania. The Company intends to operate as a franchise manufacturing licensor providing domestic and international licensees with plant layouts, manufacturing equipment and packaging, premixed patented formulated material, operational training and oversite together with approved media material, all in support of the independent manufacturing of Clean Bite™.

As of December 31, 2017, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, preparations to raise capital and negotiations to acquire a patent and related intellectual property from Dent-Chew Brush, LLC.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties

Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risk and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Cash Equivalents

The Company considers all highly liquid securities with an original maturity date of less than three months from the date of issue to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts at times may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly of indirectly (e.g., quoted prices of similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 – Unobservable inputs for the asset of liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Equipment

Equipment is stated at cost. Major improvements are capitalized; minor replacements, maintenance, and repairs are charged to current operations. Depreciation is computed

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

by applying straight-line or accelerated methods over the estimated useful lives of the related assets for financial reporting purposes and an accelerated method for income tax purposes.

Advertising Costs

Advertising costs and marketing expenses are charged to current operations when incurred.

Organizational Costs

In accordance with FASB Accounting Standards Codification 720, organizational costs, including accounting and legal fees are expensed as incurred.

Income Taxes

The Company is a limited liability company. Under the Internal Revenue Code, all taxable income or loss flows to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income or loss from the Company is reported and taxed to the members on their individual returns.

GOING CONCERN

The accompanying balance sheet have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not commenced its planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenue since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

MEMBER EQUITY

As of December 31, 2017, the Company had not issued any membership units.

SUBSEQUENT EVENTS

On February 13, 2018, the Company acquired from Dent-Chew Brush, LLC (a related party) a U.S Patent, the Clean Bite™ trademark, and all Intellectual Property pertaining to every aspect of proprietary knowledge as it relates to Clean Bite™ material composition, molding and machine knowledge of all arcane subject matter that in any way may be supportive in its utilization by the Company to be successful in all of its present and future endeavors in commercialization of Clean Bite™ and the development of any other products or services that may benefit from any of the aforementioned elements. Under the terms of the Purchase Agreement, the purchase price of $400,001 is payable as follows: $1 on February 13, 2018, a non-interest bearing Promissory Note of $400,000 of which $100,000 is payable from the sale of equity in the Company at the rate of 5% of the equity raised and $300,000 is payable monthly from the Company's revenue at the rate of 5% of revenue received. In addition, Dent-Chew Brush, LLC shall also be paid a Royalty Payment of $0.0065 per Clean Bite™ unit produced by the Company and its sub-licensees. The Royalty Payment shall continue until Dent-Chew Brush, LLC is paid a total of $8,000,000. The Royalty will only be paid on revenue received.

On February 27, 2018, the founders adopted a Members Agreement which authorized the issuance of 1,000,000 membership units. The 1,000,000 membership units were issued to the Company's founders on February 27, 2018.

Management has evaluated subsequent events through June 15, 2018, the date these financial statements were available to be issued. Based upon this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.